INFORMATION CONCERNING ROLLING THUNDER EXPLORATION LTD.

All references to "$" or "dollars" in this Appendix F refer to Canadian dollars unless otherwise indicated.  Capitalized terms not defined herein shall have the meaning ascribed thereto in the Information Circular.

History

Rolling Thunder Exploration Ltd. (hereinafter referred to in this Appendix F as either "Rolling Thunder" or the "Corporation") was incorporated under the laws of the Province of Alberta on March 24, 2005.  The articles of incorporation of Rolling Thunder were amended on May 16, 2005 to remove the private company restrictions, to reclassify the common shares as the Rolling Thunder Class A Shares and to create the Rolling Thunder Class B Shares.  The Corporation was founded to operate as an oil and gas exploration, development and production company.

On June 14, 2005, Rolling Thunder filed a final prospectus with the securities commissions of Alberta, British Columbia and Ontario to qualify for distribution to the public up to 9,000 units of the Corporation (each unit consisting of 400 Rolling Thunder Class A Shares at $0.25 per share and 90 Rolling Thunder Class B Shares at $10.00 per share, issued on a flow-through basis pursuant to the Tax Act) and up to 3,000,000 Rolling Thunder Class A Shares at $1.00 per share, for total gross proceeds of up to $12,000,000 (the "Initial Public Offering").  The Initial Public Offering was fully subscribed for and closed on June 30, 2005.  On July 7, 2005, the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares were listed and posted and commenced trading on the TSXV under the symbol "ROL.A" and "ROL.B", respectively.  Rolling Thunder is a reporting issuer, or the equivalent, in the provinces of Alberta, British Columbia and Ontario.

Rolling Thunder's registered office is located at Bennett Jones LLP, Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7 and its head office is located at 1120, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

Intercorporate Relationships

Rolling Thunder has no subsidiaries.

General Development of the Business

The Corporation currently has interests in oil and gas properties and does not have any reserves.  The Corporation plans to acquire additional interests in oil and gas exploration and development prospects in Alberta through farm-in and joint venture arrangements and through internally generated exploration and development activities and joint venture and farm-in agreements that the Corporation will endeavour to negotiate with third parties.

In selecting prospects for acquisition, management of Rolling Thunder chooses those prospects which, in its judgment, are consistent with a prudent combination of risk and economic potential, recognizing that all drilling involves substantial risk and that a high degree of competition exists for prospects.  The principal thrust of Rolling Thunder's exploration and development activities are to pursue conventional drilling opportunities where geological features are similar to those of other proved producing lands.  The risks of this type of exploration are generally considered by industry participants to be lower than the risks involved in drilling previously unexplored areas which are remote from proved productive lands or which are not geologically analogous to developed properties.  No assurance can be given that drilling will prove successful in establishing commercially recoverable reserves.  The Corporation's primary focus is either oil or gas exploration targets with the capability of generating immediate cash flow and sustained production.  To achieve sustainable and profitable growth, the Corporation believes in controlling the timing and costs of its projects whenever possible.  Accordingly, the Corporation seeks to become the operator of its properties to the greatest extent possible.

Rolling Thunder intends to continue to explore for oil and gas in the Gold Creek, Boundary Lake, Morinville and Mitsue areas through farm-ins with San Telmo and pursue other opportunities known to management in the general Peace River Arch, west central and southern Alberta areas.  Management of Rolling Thunder has experience in oil and gas exploration in these areas.  Management of Rolling Thunder also has exploration experience in other areas in Alberta.

In order to focus its exploration and development drilling programs, the Corporation considers some or all of the following criteria prior to allocating capital to new projects:

•

required capital and degree of risk relative to expected production rate and potential reserves volumes;

•

quality of the anticipated production and reserves.  The Corporation's exploration efforts are focused towards long-life, low-decline reserves with long reserve life indices;

•

favourable payout and return on investment.  The Corporation strives to identify projects which have the ability to achieve payout in less than three years and have the ability to generate a return on investment of at least 15% per annum;

•

availability and application of seismic to reduce risk.  The Corporation attempts to minimize risk by pursuing play types that are seismically supported;

•

availability of operatorship or a good relationship with the operator in non-operated ventures;

•

offset and trend land opportunities and the ability to expand the Corporation’s holdings upon success; and

•

target areas where infrastructure is available and accessible.  The Corporation targets areas and opportunities where the time from drilling to production is less than six months.

It is important to recognize that exploration drilling involves substantial risk and no assurance can be given that drilling will prove successful in establishing commercially recoverable reserves.  While the Corporation believes that it has the skills and resources necessary to achieve its objectives, participation in the exploration for and development of oil and natural gas has a number of inherent risks.  See "Risk Factors".

Strategic acquisitions of oil and gas properties which are synergistic to the Corporation's exploration focus are a key component of the Corporation's future growth plan.  Management has industry experience in a wide range of producing areas of western Canada, in addition to its initial focus areas.  Such diverse experience provides the capability to expand the scope of the Corporation's activities and opportunities through selective asset and corporate acquisitions.  The Corporation intends to finance acquisitions through a combination of debt and equity.  When reviewing potential participations or acquisitions, the Corporation considers some or all of the following criteria:

•

the opportunity must present identifiable and measurable upside, either through drilling, completions, reservoir management or production/facility optimization;

•

producing properties should exhibit low decline and long reserves life, typically greater than six years;

•

operatorship or the possibility of becoming operator;

•

complementary to exploration efforts;

•

ensuring facilities and infrastructure provide near-term market access, with capability of expansion to accommodate increased activity;

•

required return on investment from acquired producing properties should be at least 15% per annum, with a recycle ratio greater than two;

•

all acquisitions should enhance the net asset value per share of the Corporation; and

•

utilizing commodity price and exchange rate assumptions from projections by major independent petroleum engineering firms and future contract pricing.

In addition to the above criteria, in circumstances where the Corporation seeks to acquire assets of a material nature with proven reserves, prior to the investment decision being finalized, the Corporation intends to obtain an independent engineering report (whether from the vendor of such assets or otherwise) relating to such proven reserves.

The board of directors of the Corporation may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserves life and asset quality.

Arrangement

On November 1, 2005, Rolling Thunder entered into the Arrangement Agreement (which was subsequently amended and restated on November 14, 2005).  See "Part III – The Arrangement – Effect of the Arrangement" of the Information Circular and the Arrangement Agreement attached as Appendix D to the Information Circular for further information regarding the Arrangement.

Business Cycle and Seasonality

The oil and gas business is generally cyclical.  Revenue from oil fluctuates with world supply and demand, while natural gas prices are influenced by levels of storage, estimates of current and forecast supply and weather expectations.  Further, the exploration for, and development of, oil and natural gas reserves is dependent on access to areas where production is to be conducted.  Seasonal weather variations, including freeze-up and break-up, affect access to the property and operations of the Corporation in certain circumstances.

Trends

Crude oil and natural gas prices are volatile and subject to a number of external factors.  Prices are cyclical and fluctuate as a result of shifts in the balance between supply and demand for crude oil and natural gas, world and North American market forces, inventory and storage levels, OPEC policy, weather patterns and other factors.  In early 2002, the industry initially saw a general weakening of prices for both oil and natural gas.  In the second half of that year commodity prices increased above historical averages.  In recent months prices have remained high for both crude oil and natural gas.  Natural gas prices are greatly influenced by the economy in North America.  Currently there is a shortage of natural gas production and natural gas storage levels are low.

The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is ultimately priced in U.S. dollars.  The recent increased strength of the Canadian dollar has had a negative impact on Canadian oil and gas production revenue.

An additional trend relates to the size of companies in which investors are willing to invest.  Larger market capitalization companies provide for greater liquidity and, as a result, appear to be more attractive; however, smaller companies may present potentially larger returns, as they have not yet appreciated in value in relation to current commodity prices.

Royalty trusts have emerged as important participants in the oil and gas industry in Canada in recent years.  Royalty trusts are generally focused on the development and exploitation of existing reserves with operating cash flow, subject to reinvestment requirements, being distributed to unitholders.  High commodity prices and low interest rates have created a widespread following amongst investors for such vehicles, with the result that the cost of capital is generally lower than for conventional exploration and development companies.  Availability of capital for exploration and development companies may also be affected, as is the ability to attract and compensate qualified staff.  Royalty trusts are aggressive purchasers of producing properties, increasing competition for acquisitions.

A final trend appears to be the establishment of a number of start up companies with experienced management teams that are available as a result of the industry consolidation in recent years.  This may also result in increased competition for many of the corporate and property acquisitions that will be available.

Corporate Strategy

Rolling Thunder was established to capitalize on the improving business conditions for emerging junior oil and gas companies operating in the Western Canadian Sedimentary Basin.  Industry consolidation and the refocusing of senior issuer activity towards higher risk frontier and offshore projects has created a market for smaller companies to acquire and exploit underdeveloped properties in the Western Canadian Sedimentary Basin.  In addition, current high commodity prices have increased demand and the expectation of further increases to the demand for natural gas has created an environment in which smaller, more efficient operators can excel.

Rolling Thunder pursues a strategy designed to maximize shareholder value through a combination of exploration and low risk development operations, corporate acquisitions and strategic alliances with competitors in significant growth areas.

The management team concentrates on the internal generation of prospects in order to control the pace of exploration and development and maximize returns from producing assets.

Employees

As at the date of the Information Circular, Rolling Thunder has four full-time employees and two full-time consultants.

STATEMENT OF RESERVES DATA AND OTHER INFORMATION

Rolling Thunder currently does not have any reserves and therefore no related future net revenue.  Similarly, since incorporation, Rolling Thunder has not had any production.  Rolling Thunder does, however, have interest in several prospects, which are described below.

Oil and Gas Properties

San Telmo Farm-Ins

Rolling Thunder has entered into farm-in agreements with San Telmo in the Gold Creek, Boundary Lake, Mitsue and Morinville areas of central and west central Alberta (the "San Telmo Farm-In Agreements").  The following is a summary of these farm-in arrangements.

Gold Creek Farm-In

The Corporation has entered into a farm-in agreement with San Telmo on one section of land in the Gold Creek area of Alberta (the "Gold Creek Farm-In Agreement").  The Corporation has agreed to purchase, reprocess and interpret a minimum of two miles of seismic on or within one mile of the lands and has commited to drill an 1800 meter Triassic well on the lands.  The Corporation will pay 100% of the costs to drill and evaluate the well (estimated at $800,000) to earn a 55% working interest in the lands.  An area of mutual interest has been established, as to the post farm-in working interest, for one mile around the Gold Creek lands.  The area of mutual interest shall remain in effect for a period of two years from the date of the Gold Creek Farm-In Agreement.  The Corporation and San Telmo have purchased an additional two sections of crown land in the Gold Creek area.  The Corporation has surveyed a second location on the newly acquired lands.

Boundary Lake Farm-In

The Corporation has entered into a farm-in agreement with San Telmo on two and a half sections of land in the Boundary Lake area of Alberta (the "Boundary Lake Farm-In Agreement").  The Corporation has agreed to purchase, reprocess and interpret a minimum of two miles of seismic data on or within one mile of the lands.  The Corporation has commited to drill an 1800 meter Triassic well on the lands.  The Corporation will pay 100% of the cost to drill, and either case, cap or abandon the well (estimated at $700,000) to earn a before payout working interest of 100% (subject to a 5-15% GORR on oil and a 15% GORR on gas) in the spacing unit of the well, and a 60% working interest in the balance of the earning block (one and a half sections of land).  The Corporation will have the option to drill a second well under the same terms to earn the remaining lands.  An area of mutual interest has been established as to a 60%/40% working interest split between the Corporation and San Telmo for one mile around the Boundary Lake lands, and is in force for a period of two years from the date of the Boundary Lake Farm-In Agreement.  The Corporation has acquired an additional section of land immediately adjacent to the test well section.

Morinville Farm-In

The Corporation has entered into a farm-in agreement with San Telmo on one section of land in the Morinville area of Alberta (the "Morinville Farm-In Agreement").  The Corporation has agreed to purchase, reprocess and interpret a minimum of two miles of seismic on or within one mile of the lands.  The Corporation had the option, on or before November 15, 2005, to elect to drill a well to earn 100% of San Telmo’s working interest, convertible after payout to 60% of San Telmo’s working interest.  San Telmo holds a 50% working interest in the land.  The anticipated cost to drill, complete, and tie in the well is $350,000 net to the Corporation.  An area of mutual interest has been established as to a 60%/40% working interest split between the Corporation and San Telmo for one mile around the Morinville lands, and is in force for a period of two years from the date of the Morinville Farm-In Agreement.  There are additional Crown lands available adjacent to and on trend with the Morinville lands to allow for expansion in the area.

Mitsue Farm-In

The Corporation has entered into a farm-in agreement with San Telmo on one section of land in the Mitsue area of Alberta (the "Mitsue Farm-In Agreement").  The Corporation has agreed to purchase, reprocess and interpret a minimum of two miles of seismic on or within one mile of the lands.  The Corporation has the option, on or before December 15, 2005, to drill a well to earn 100% of San Telmo’s working interest (subject to a 5-15% GORR on oil and a 15% GORR on gas), convertible after payout to 60% of San Telmo’s working interest.  The anticipated cost to drill, complete, and tie in the well is $600,000 net to the Corporation.  An area of mutual interest has been established as to a 60%/40% working interest split between the Corporation and San Telmo for one mile around the Mitsue lands, and is in force for a period of two years from the date of the Mitsue Farm-In Agreement.  The Corporation has fulfilled the seismic requirements of the farm-in and has requested and received an extension of the date at which it must elect to drill to January 15, 2006.  There are additional Crown lands available adjacent to and on trend with the Mitsue lands to allow for expansion in the area.

San Telmo Joint Venture

In order to facilitate the pursuit of additional land and exploration opportunities, the Corporation has entered in to certain joint venture agreements with San Telmo (the "Participation Agreement" and the "Reciprocal Participation Agreement").

Each of the Corporation and San Telmo will define drillable prospects on properties owned or to be acquired by it within a specified area of the Peace River Arch area of west central Alberta, which it may, in its sole discretion, offer to the other party by providing written notice thereof to the other party specifying:

·

The geographical description of the property comprising the drillable prospect and the proposed location of the initial well to be drilled, if available;

·

The nature and size of the interest which the joint venturer has, or which it may acquire, and any relevant encumbrances;

·

The nature and size of the interest (including the associated burdens and encumbrances) which the other party may acquire which shall be nil if the other party elects not to participate or up to 50% of Rolling Thunder’s interest therein or 50% of San Telmo’s interest therein, as the case may be, if the other party does participate, or such other percentage as the parties may mutually agree to;

·

The acquisition costs or estimated acquisition costs and the estimated drilling costs of the joint venturer’s interest in the drillable prospects and the estimated date for the commencement of the operations; and

·

Any and all geological, geophysical, engineering and economic information available to the joint venturer in respect of the drillable prospects.

Subject to the exercise of any prior right of first refusal to which the drillable prospect might be subject, and subject to such earlier time period within which the joint venturer may be required to act, the other party shall have the right, for a period of seven business days from receipt of a notice from the joint venturer, to elect to acquire an interest in a drillable prospect.

All operations conducted by the joint venturer on properties subject to this joint venture arrangement shall be conducted pursuant to the industry standard operating procedure.  If a property is subject to a third party operating agreement, then the joint venturer shall use its best efforts to have the other party recognized by the third parties to the extent of the other party’s interest, subject to such third party operating agreement.

An area of mutual interest will be established between the Corporation and San Telmo around each property subject to this joint venture arrangement.  The area of mutual interest will be in force for a period of one year from the date the parties committed to the joint venture.

Other Farm-Ins and Opportunities

Teepee Creek Farm-In

The Corporation has entered into a farm-in and option agreement ("Teepee Creek Farm-In Agreement") with a third party on four sections of land in the Teepee Creek area of Alberta.  The Corporation has committed to paying 75% of the costs to drill and either complete, equip and tie-in; or abandon a test well to earn a 50% interest in two sections of land.  The Corporation has an option, under the same terms, to drill a second well to earn the balance of the farmout lands.  The Corporation has entered into an area of mutual interest agreement with the Farmor as to the post farmout earned working interests that extends for one mile around the farmout lands.

Woking Prospect

The Corporation has purchased a section of land in the Woking area of Alberta.  The Corporation intends to purchase seismic to further define the Woking opportunity.

Legal Prospect and Farm-In

The Corporation entered into a farm-in agreement with its partner San Telmo Energy Inc. in the Legal area of Alberta.  The Corporation paid 50% of the costs to drill and ultimately abandon a test well to earn a 30% working interest in a section of land.

Southern Alberta Exploration Area

The Corporation intends to pursue opportunities known to management within the Southern Alberta Exploration Area.  These opportunities will conform to the criteria set out under "Business of the Corporation – General".  The Corporation’s focus in the Southern Alberta Exploration Area will be on shallow to medium depth targets in the Mississippian and Cretaceous sections.  The area features abundant infrastructure and crown land and has year-round access.

Principal Exploration Properties

Properties with No Attributed Reserves

Rolling Thunder's developed and undeveloped landholdings as at the date hereof are set forth in the following table:

	Undeveloped		Developed		Total
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Canada	2,560	1,664	640	192	3,200	1,856

Notes:

(1)

"Gross" means the total number of acres in which Rolling Thunder has an interest.

(2)

"Net" means the aggregate of the percentage working interests Rolling Thunder has in the gross acres.

Tax Horizon

Rolling Thunder is not taxable for the period ended September 30, 2005.

Costs Incurred

The following table sets out the costs incurred by Rolling Thunder for the period ended September 30, 2005.

	Property Acquisition Costs
	Proved Properties	Unproved Properties	Exploration Costs	Development and Other Costs
Canada	-	$195,057	$85,314	$81,947

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Rolling Thunder completed prior to the date hereof:

	Exploratory Wells		Development Wells
	Gross(1)	Net(2)	Gross(1)	Net(2)
Canada
Oil Wells	-	-	-	-
Gas Wells	-	-	-	-
Service Wells	-	-	-	-
Dry Holes	1	0.5	-	-
Total Completed Wells	1	0.5	-	-

Notes:

(1)

"Gross" means the total number of wells in which Rolling Thunder has an interest.

(2)

"Net" means the aggregate of the percentage working interests Rolling Thunder has in the gross wells.

Rolling Thunder has committed to the drilling of three wells, one at each of Gold Creek, Boundary Lake and Teepee Creek.  These wells are expected to be drilled in the winter 2005-2006 season with an estimated cost to drill and abandon of approximately $2,200,000.  At Mitsue and Morinville, the Corporation has requested and received an extension on the election to drill to January 15, 2006.  The Corporation has purchased additional lands in the Gold Creek, Woking and Boundary Lake areas, has licensed an additional well at Gold Creek and is purchasing seismic at Woking.

SELECTED FINANCIAL AND OPERATIONAL INFORMATION

The following tables set forth selected financial information of Rolling Thunder for the period from incorporation to May 17, 2005 and the period ended September 30, 2005.

Financial Information	Period Ended September 30, 2005 ($000)	Period Ended May 17, 2005(1) ($000)
Revenue	71	-
Expenses	392	-
Funds from operations
Per share – basic(2)	(0.01)	-
Per share – diluted(3)	(0.01)	-
Net earnings (loss)
Per share – basic(2)	(0.03)	-
Per share – diluted(3)	(0.03)	-
Total assets	12,602	1,000
Total long term debt	-	-
Cash dividends (Class A/Class B)	-	-

Notes:

(1)

Derived from the audited financial statements of the Corporation for the period from incorporation on March 24, 2005 to May 17, 2005.

(2)

Based upon the weighted average Rolling Thunder Class A Shares outstanding as at September 30, 2005 of 9,523,736 (including conversion of the outstanding Rolling Thunder Class B Shares at a price of $1.20).

(3)

Based upon the diluted weighted average Rolling Thunder Class A Shares outstanding as at September 30, 2005 of 9,605,352 (including conversion of outstanding Rolling Thunder Class B Shares at a price of $1.20 and the exercise of all in the money options.

Financial Statements

The following financial statements are incorporated by reference in and form an integral part of this Information Circular:

1.

the audited financial statements of Rolling Thunder as at and for the period ended May 17, 2005 as contained in the prospectus of Rolling Thunder dated June 30, 2005, which are available on the System for Electronic Document Analysis and Retrieval at www.sedar.com ("SEDAR"); and

2.

the unaudited interim financial statements of Rolling Thunder as at and for the period ended September 30, 2005, which are available on SEDAR.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by Rolling Thunder with the securities commission or similar authorities in Canada after the date of the Information Circular shall be deemed to be incorporated by a reference in this Appendix F.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix F to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modified or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement or a material fact or an omission to stating a material fact that is required to be stated or that is necessary to make a statement that is not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix F.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the Management's Discussion and Analysis for the period ended September 30, 2005 (the "Interim MD&A"), which Interim MD&A is hereby incorporated by reference in, and forms an integral part of, this Information Circular.  The Interim MD&A should be read in connection with the interim financial statements of Rolling Thunder for the period ended September 30, 2005, which forms an integral part of this Information Circular.  The Interim MD&A is available on SEDAR.

CAPITALIZATION

The following table presents the consolidated capitalization of Rolling Thunder as at the dates noted.

Description of Capital	Authorized	Outstanding at May 17, 2005 ($) / number of shares(1)	Outstanding at September 30, 2005 ($) / number of shares
Shareholders' equity
Class A Shares(2)(3)	unlimited	$1,000,000 / 4,000,000	$4,301,575 / 10,820,000(4)
Class B Shares	unlimited	Nil	$8,100,000 / 810,000
Preferred Shares	unlimited	Nil	Nil

Notes:

(1)

Derived from the audited financial statements of the Corporation for the period from incorporation on March 24, 2005 to May 17, 2005.

(2)

Prior to giving effect to the Arrangement.

(3)

The Corporation has issued agent's options to purchase 495,000 Rolling Thunder Class A Shares at an exercise price of $1.00 per Rolling Thunder Class A Share, which options expire on or about December 31, 2006.

(4)

As at November 15, 2005, Rolling Thunder had 830,000 Rolling Thunder Options outstanding, each Rolling Thunder Option exercisable into one (1) Rolling Thunder Class A Share, with exercise prices ranging $1.00 to $1.20 and expiry dates ranging from June 30, 2010 to August 31, 2010.  See "Description of Share Capital – Rolling Thunder Options."

DESCRIPTION OF SHARE CAPITAL

Rolling Thunder Class A Shares

The Corporation is authorized to issue an unlimited number of Rolling Thunder Class A Shares.  As at the date hereof, there are 10,820,000 Rolling Thunder Class A Shares issued and outstanding, all of which have been issued as fully-paid and non-assessable shares in the capital of the Corporation.  The holders of Rolling Thunder Class A Shares are entitled to dividends if, as and when declared by the board of directors of the Corporation pro-rata with the Rolling Thunder Class B Shares; to one vote per share at any meeting of the shareholders of the Corporation; and upon liquidation to receive, pro-rata with the Rolling Thunder Class B Shares, all assets of the Corporation as are distributable to the holders of shares.

Rolling Thunder Class B Shares

The Corporation is authorized to issue an unlimited number of Rolling Thunder Class B Shares of which 810,000 are currently issued and outstanding, all of which have been issued as fully-paid and non-assessable shares in the capital of the Corporation.  The holders of Rolling Thunder Class B Shares are entitled to dividends, if, as and when declared by the board of directors of the Corporation, pro-rata with the Rolling Thunder Class A Shares; to one vote per share at any meeting of the Rolling Thunder Shareholders and upon liquidation to receive, pro-rata with the Rolling Thunder Class A Shares, all assets of the Corporation as are distributable to the holders of shares.

The Rolling Thunder Class B Shares will be convertible, at the option of the Corporation, at any time after July 31, 2008 and before July 31, 2010 into Rolling Thunder Class A Shares.  The number of Rolling Thunder Class A Shares obtained upon conversion of each Rolling Thunder Class B Share will be equal to $10.00 divided by the greater of $1.00 and the current market price of the Rolling Thunder Class A Shares at the effective date of conversion.

If the Corporation fails to exercise the option to convert the Rolling Thunder Class B Shares into Rolling Thunder Class A Shares by the close of business on July 31, 2010, then the Rolling Thunder Class B Shares shall be convertible, at the option of the Rolling Thunder Shareholder, at any time after August 1, 2010 and before September 1, 2010 into Rolling Thunder Class A Shares.  The number of Rolling Thunder Class A Shares obtained upon conversion of each Rolling Thunder Class B Share will be equal to $10.00 divided by the greater of $1.00 and the current market price of the Rolling Thunder Class A Shares at the effective date of conversion.  Any Rolling Thunder Class B Shares outstanding at the close of business on September 1, 2010 shall be automatically converted into Rolling Thunder Class A Shares.  The number of Rolling Thunder Class A Shares obtained upon conversion of each Rolling Thunder Class B Share will be equal to $10.00 divided by the greater of $1.00 and the current market price of the Rolling Thunder Class A Shares at the effective date of conversion.

The conversion option may be exercised by Rolling Thunder Shareholders by notice in writing given to the transfer agent of the Corporation accompanied by the share certificate or certificates representing the Rolling Thunder Class B Shares in respect of which the holder desires to exercise such conversion privilege.

Preferred Shares

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series, having such rights, restrictions, conditions and limitations as the Rolling Thunder Board may from time to time determine.  The preferred shares shall rank senior to the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares with respect to the payment of dividends or distributions of assets or return of capital of the Corporation in the event of a dissolution, liquidation or winding-up of the Corporation.  No preferred shares are presently issued and outstanding.

Rolling Thunder Options

There are 830,000 Rolling Thunder Options outstanding at the date of the Information Circular, all subject to the terms of the Rolling Thunder Stock Option Plan.  See "Stock Option Plan".  If all of the Rolling Thunder Options are exercised, the Corporation will issue an aggregate of 830,000 Rolling Thunder Class A Shares and receive aggregate proceeds of approximately $847,500.  This will result in an average exercise price of approximately $1.02 per share.

PRIOR SALES

Since its incorporation on March 24, 2005, Rolling Thunder has issued the following securities as set forth below:

Date of Issuance	Number and Class of Securities	Issue Price per Security ($)	Gross Proceeds ($)	Nature of Consideration
March 24, 2005	1 common share(1)(2)	0.25	0.25	Cash
May 12, 2005	4,000,000 common shares(2)(3)	0.25	1,000,000	Cash
June 30, 2005	6,600,000 Rolling Thunder Class A Shares	0.25/1.00(4)	3,900,000	Cash
	810,000 Rolling Thunder Class B Shares	10.00	8,100,000	Cash
September 12, 2005	220,000 Rolling Thunder Class A Shares	1.05	231,000	Cash

Notes:

(1)

Upon its incorporation on March 24, 2005, the Corporation issued one (1) common share to Peter Bolton.

(2)

On May 16, 2005, the Corporation amended its articles and reclassified its commons shares as Rolling Thunder Class A Shares.

(3)

On May 12, 2005, the Corporation issued 4,000,000 common shares at a price of $0.25 per share to various subscribers on a private placement basis.  See "Escrowed Securities".

(4)

On June 30, 2005, Rolling Thunder closed the Initial Public Offering, which consisted of the issuance of 9,000 units (each unit consisting of 400 Rolling Thunder Class A Shares at $0.25 per share and 90 Rolling Thunder Class B Shares at $10.00 per share, issued on a flow-through basis pursuant to the Tax Act) and 3,000,000 Rolling Thunder Class A Shares at $1.00 per share.

PRICE RANGE AND TRADING VOLUME

The Rolling Thunder Class A Shares and Rolling Thunder Class B Shares are both listed for trading on the facilities of the TSX Venture Exchange under the symbols "ROL.A" and "ROL.B", respectively.  The following table sets forth, for the periods and fiscal quarters indicated, the high and low closing prices, the final closing price and the total volume per Rolling Thunder Class A Shares and Rolling Thunder Class B Shares for the period indicated, as derived from quotations provided by www.stockwatch.com.  Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Month	High Price ($)		Low Price ($)		Final Price ($)		Volume
	ROL.A	ROL.B	ROL.A	ROL.B	ROL.A	ROL.B	ROL.A	ROL.B
Nov. 1 – Nov. 15, 2005	1.40	3.56	1.15	3.56	1.20	3.56	121,550	180
October 2005	1.20	3.60	1.00	3.51	1.15	3.55	39,800	3,800
Q3 2005	1.44	4.25	1.01	3.60	1.20	3.60	436,150	13,250

DIVIDEND POLICY

Rolling Thunder has not paid any dividends on the Rolling Thunder Class A Shares or Rolling Thunder Class B Shares to date. The Rolling Thunder Board will determine the actual timing, payment and amount of dividends, if any, that may be paid by Rolling Thunder from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Rolling Thunder, funds required to finance ongoing operations and other business considerations as the Rolling Thunder Board considers relevant.

PRINCIPAL SHAREHOLDERS

To the knowledge of Rolling Thunder, no person or company owns beneficially, directly or indirectly, more than 10% of the issued and outstanding Rolling Thunder Class A Shares or Rolling Thunder Class B Shares.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence and positions for each of the directors and officers of Rolling Thunder, together with their principal occupations for the past five years, and number of Rolling Thunder Securities owned, directly or indirectly, or over which control or direction is exercised.

DMSLegal\055185\00004\2195327v3

Name and Municipality of Residence	Proposed Offices Held	Principal Occupation for Past Five Years	Number of Rolling Thunder Class A Shares / Rolling Thunder Class B Shares Beneficially Owned

Peter M.K. Bolton(2) Calgary, Alberta, Canada	Director, President and Chief Executive Officer

President and Chief Executive Officer of Rolling Thunder since March 2005.  President and Chief Executive Officer of Energy Explorer Inc., an oil and gas exploration and production company, from November 2002 to September 2004.  Vice President of Exploration of Integra Resources Ltd., an oil and gas exploration and production company, from October 1998 to October 2002.

622,000 / 2,700
Ken J. Ellison(5) Calgary, Alberta, Canada	Director, Vice President, Exploration and Chief Operating Officer	President of Rolling Thunder Resources Inc., a private geological consulting company, from January 1997 to the present.	616,000 / 3,600
Brian J. Bass(1)(2)(3)(4) Calgary, Alberta, Canada	Director

President and Chief Executive Officer of San Telmo from May 1, 2002 to the present.  Vice President, Land and Business Development for America Leduc Petroleum, an oil and gas exploration and production company, from 2000 to 2002.  Manager of Land for Archean Energy Ltd., an oil and gas exploration and production company, from 1998 to 2000.

670,000 / 9,000
Keith E. Macdonald(1)(3) Calgary, Alberta, Canada	Director and Chairman	President of Bamako Investment Management Ltd., a private holding and financial consulting company, from 1994 to the present.	639,000 / 6,400
Raymond G. Smith(1)(2)(3) Calgary, Alberta, Canada	Director

Chairman of Cork Exploration Ltd., Chairman and Chief Executive Officer of Meridian Energy Corporation, an oil and gas exploration and production company, from September 2002 to March 2005.  President and Chief Executive Officer of Corsair Exploration Ltd., an oil and gas exploration and production company, from July 1999 to June 2002.

300,000 / 0
Steven C. Farner Calgary, Alberta, Canada	Manager, Geophysics

Vice President, Exploration of Kinloch Resources Inc., an oil and gas exploration and production company, from June 2003 to March 2005.  Positions of increasing responsibility at ExxonMobil Canada, an integrated international energy company, from 1982 to 2003.

548,000 / 5,100
Kamelia L. Wong Calgary, Alberta, Canada	Chief Financial Officer and Corporate Secretary	President of StrategEsolutions Inc., a private accounting and finance consulting company to the oil and gas industry, from 2001 to present. Independent financial consultant from 1999 to 2001.	306,500 / 900
James Tyndall Calgary, Alberta, Canada	Vice President, Engineering

Vice President, Engineering of Virtus Energy Ltd., an oil and gas exploration and production company, from October 2004 to June 2005.  Vice President, Operations and Chief Operating Officer of Westrock Energy, a private oil and gas company, from November 2003 to August 2004.  Positions of increasing responsibility at EnCanada and PanCanadian.

248,000 / 1,000

Note:

(1)

Member of the Audit Committee.  Mr. Macdonald is Chair of the Audit Committee.

(2)

Member of the Reserves and Environmental Committee.  Mr. Smith is Chair of the Reserves and Environmental Committee.

(3)

Member of the Compensation Committee.  Mr. Bass is Chair of the Compensation Committee.

(4)

Mr. Bass is the President and Chief Executive Officer of San Telmo.  See "Part II – The Arrangement – Background to the Arrangement".

(5)

Mr. Ellison is the President and controlling shareholder of Rolling Thunder Resources Inc., a private holding and geological services company that provides geological and project management service sot San Telmo.  See "Part II – The Arrangement – Background to the Arrangement".

As at the date hereof, the directors and officers of Rolling Thunder, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 3,949,500 Rolling Thunder Class A Shares and 28,700 Rolling Thunder Class B Shares, prior to giving effect to the Arrangement.

The following is a brief account of the business experience of each of Rolling Thunder's directors and senior officers.

Peter M.K. Bolton, Director, President and Chief Executive Officer

Mr. Bolton is one of the founders of Rolling Thunder Exploration Ltd.  From November 2002 until September 2004, he was President and Chief Executive Officer of Energy Explorer Inc., which merged with Great Plains Exploration in September of 2004.  Prior to that, Mr. Bolton was Vice President of Exploration and a founding partner of Integra Resources Ltd. from October 1998 to October 2002.  Mr. Bolton was Vice President of Exploration for Canrise Resources Ltd. from June 1996 to July 1998 when the company was sold to Poco Petroleums Ltd.  Prior thereto he spent 17 years with Mobil Oil Canada in positions of increasing responsibility.  Mr. Bolton received his Bachelor of Science with Honours in Geological Science from Queens University in 1979.  He is currently a member of APEGGA (P. Geol.) and the CSPG.

Ken J. Ellison, Director, Vice President, Exploration and Chief Operating Officer

Mr. Ellison is one of the founders of Rolling Thunder Exploration Ltd.  Since January 1997, Mr. Ellison has been President of Rolling Thunder Resources Inc., a private geological consulting company providing prospect generation services to a number of successful junior oil and gas companies.  Mr. Ellison was a senior exploration geologist at J.M. Huber Canada and Bluerange Resources Corp. from December 1995 to December 1997.  Prior thereto, Mr. Ellison spent 14 years with Mobil Oil Canada in positions of increasing responsibility within the exploration department.  Mr. Ellison received his Bachelor of Science in Geology from the University of Toronto in 1981.  He is currently a member of the CSPG.

Steven C. Farner, Manager, Geophysics

Mr. Farner has over 22 years of experience in geology, geophysics and management in the oil and gas industry, both domestically and internationally.  Mr. Farner was the Vice President of Exploration for Kinloch Resources Inc. from June 2003 until it merged with Stylus Energy Inc. in March 2005.  He subsequently left Stylus in May 2005.  Prior thereto, he held positions of increasing responsibility both domestically and internationally with Mobil Oil Canada and ExxonMobil Canada.  Mr. Farner spent nine years with Superior Oil and its successor, Mobil Oil in the U.S.  Mr. Farner received his Bachelor of Science in Geology and Geophysics from the Lyman Briggs Honors College at Michigan State University in 1982.

James Tyndall, Vice President, Engineering

Mr. Tyndall joined the company as Vice President of Engineering in September, 2005.  Mr. Tyndall has over 23 years varied oil and gas engineering experience both domestically and abroad.  Most recently he was the Vice President of engineering at Virtus Energy until it was sold in June of 2005.  Prior to that, Mr. Tyndall was the Vice President of Operations and Chief Operating Officer for Westrock Energy, a private oil and gas firm.  From 1990 to 2003, Mr. Tyndall held positions of increasing responsibility with Pan Canadian and subsequently Encana.

Kamelia L. Wong, Chief Financial Officer and Corporate Secretary

Ms. Wong is currently President and co-founder of StrategEsolutions Inc., a private consulting firm providing outsourced accounting and finance services to oil and gas companies.  Prior to the firm’s incorporation in 2001, Ms. Wong worked as an independent financial consultant.  To date, she has been contracted for financial analyst, market research, controller and chief financial accounting positions, and has served both public and private oil and gas companies.  From 1995 to 1999, Ms. Wong worked in positions of increasing responsibility for Alberta FutureVest Corporation, a European and Canadian based firm that specializes in raising overseas funds for investment in the Canadian oil and gas sector and providing management and advisory services.  Ms. Wong received her Bachelor of Commerce degree from McGill University with distinction in Finance and International Business in 1995.

Keith E. Macdonald, Director and Chairman

Mr. Macdonald is one of the founders of Rolling Thunder Exploration Ltd.  Mr. Macdonald is currently the President of Bamako Investment Management Ltd., a private holding and financial consulting company, and is currently serving on the boards of Breaker Energy Ltd., Cirrus Energy Corporation, Artemis Exploration Inc., Cork Exploration Inc. and Calibre Energy Services Ltd.  Previously, he has served on the board of several oil and gas companies including Nu-Sky Energy Inc., Meridian Energy Corporation, Kinloch Resources Inc. and Virtus Energy Inc.  Mr. Macdonald was a founder and the President of New Cache Petroleums Ltd. from 1987 until its amalgamation in 1994, and thereafter he was a director and the Chief Financial Officer until the sale of the company in 1999.  He is a past Chairman of the Small Explorers and Producers of Canada (SEPAC) and still remains a director.  He is a past member of the Alberta Energy and Utilities Board (AEUB) Advisory Board.  Mr. Macdonald received his Bachelor of Commerce in Accounting from the University of Calgary in 1977.  He received his Chartered Accountant designation in 1980.

Raymond G. Smith, Director

Mr. Smith is currently the Chairman and a director of Cork Exploration Inc., a private exploration company, and director of Cruiser Oil & Gas Ltd. (TSXV) and True Energy Trust.  Mr. Smith was the Chairman and Chief Executive Officer of Meridian Energy Corporation from September 2002 until the recent merger of the company with True Energy Inc. in March 2005.  From July 1999 to June 2002, he was the President and Chief Executive Officer of Corsair Exploration Ltd. until the company was sold.  Mr. Smith co-founded Rydal Energy Ltd. in August of 1993.  In November 1994, Rydal Energy Ltd. and New Cache Petroleum Ltd. merged, and Mr. Smith served as President and Chief Executive officer of the merged company until it was sold in January 1999.  Prior thereto, Mr. Smith held senior management and engineering positions with large independents.  Mr. Smith is a Petroleum Engineer with 35 years of industry experience and received a Bachelor of Science (Honours) in Petroleum Engineering from the University of Wyoming in 1978.

Brian J. Bass, Director

Mr. Bass is one of the founders of Rolling Thunder Exploration Ltd.  Mr. Bass is the President and Chief Executive Officer of San Telmo Energy Inc.  Prior to this, Mr. Bass was the Vice President of Land and Business Development for American Leduc Petroleum and Manager of Land for Archean Energy Ltd.  From 1991 to 1998 Mr. Bass was at Husky Energy in positions of increasing responsibility, culminating as the General Manager of Land, responsible for all aspects of negotiations, mergers, acquisitions and divestitures.  Mr. Bass has been on the Board of Governors of the University of Calgary for four years.  Mr. Bass received his Bachelor of Commerce degree and his Bachelor of Arts degree, both from the University of Calgary.  Mr. Bass received his Certified Management Accountant designation in 1981.

Cease Trade Orders or Bankruptcies

No director, executive officer or controlling shareholder of Rolling Thunder has, within the ten years preceding the date hereof been a director or officer of any companies that, while that person was acting in such capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No director, executive officer or controlling shareholder of Rolling Thunder has, within the ten years preceding the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

No director, officer or controlling shareholder of Rolling Thunder has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Rolling Thunder will be subject to in connection with the operations of Rolling Thunder.  In particular, certain of the directors and officers of Rolling Thunder are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Rolling Thunder or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Rolling Thunder.  In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Rolling Thunder are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.  In addition, the directors are required to act honestly and in good faith with a view to the best interests of Rolling Thunder.  Certain of the directors of Rolling Thunder have wither other employment or other business or time restrictions placed on them and accordingly, these directors of Rolling Thunder will only be able to devote part of their time to the affairs of Rolling Thunder.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the total compensation paid by Rolling Thunder to the Chief Executive Officer and Chief Financial Officer of Rolling Thunder during the period from incorporation of Rolling Thunder to the date hereof, on a per annum basis (the "Named Executive Officers").  No other officers received annual compensation in excess of $150,000.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Annual Salary	Bonus	Other Compen-sation	Options/ SARs	Restricted Stock Awards	LTIP Payouts	All Other Compen-sation
Peter Bolton President and Chief Executive Officer(1)	2005	100,000(2)	-	-	140,000	-	-	-
Kamelia Wong Chief Financial Officer(1)	2005	85,000(3)	-	-	90,000	-	-	-

Notes:

(1)

Peter Bolton and Kamelia Wong both commenced their employment with Rolling Thunder on July 1, 2005.

(2)

Peter Bolton receives an annual salary of $100,000, which amount is to be reviewed on an annual basis by the Rolling Thunder board of directors.

(3)

Kamelia Wong receives an annual salary of $85,000, which amount is to be reviewed on an annual basis by the Rolling Thunder board of directors.

Grants of Stock Options or Stock Appreciation Rights

Rolling Thunder has granted stock options or stock appreciation rights to Named Executive Officers during the current fiscal year, other than as follows:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Shares Under Options (#)	Per cent of Total Options/SARs Granted to Employees (%)	Exercise or Base Price ($/Security)	Market Value of Shares Underlying Options/SARs on the Date of Grant	Expiration Date
Peter Bolton	140,000	17	1.00	1.00	June 30, 2010
Kamelia Wong	90,000	11	1.00	1.00	June 30, 2010

Termination of Employment, Change in Responsibilities and Employment Contracts

Each of Peter Bolton and Kamelia Wong have entered into employment agreements, which provide that they will receive, upon the termination of his or her employment by the Corporation, or upon the happening of a terminating event (including a change of control as defined in each agreement) an amount equal to the sum of 12 months base salary.  In circumstances where the previously described amounts become payable under the employment agreements, all unvested options become vested and become available.

Compensation of Directors

Other than a fee of $200 per hour paid to Keith Macdonald and Raymond Smith for services provided as members of the Independent Committee evaluating and negotiating the Arrangement, for the period from incorporation to the date of the Information Circular, no cash remuneration was paid to any of our directors, in their capacities as directors, although the matter of compensation for non-executive directors will be reviewed periodically.

STOCK OPTION PLAN

The Rolling Thunder Stock Option Plan has reserved for issuance a number of Rolling Thunder Class A Shares equal to 10% of the Rolling Thunder Class A Shares issued and outstanding from time to time.  All options granted will be in compliance with the requirements of the TSX Venture Exchange.  Options granted under the Plan will have an exercise price which is not less than the price allowed by regulatory authorities, will be non-transferable and will be exercisable for a period not to exceed five years.  The aggregate number of Rolling Thunder Class A Shares subject to options granted under the Plan, from time to time, cannot exceed 10% of the Rolling Thunder Class A Shares outstanding after giving effect to this issue and no one optionee is permitted to hold options entitling such optionee to purchase more than 5% of the issued and outstanding Rolling Thunder Class A Shares.

Rolling Thunder Options granted under the Rolling Thunder Stock Option Plan will terminate upon the date which is 90 days from the termination of an optionee's employment or, from the date such optionee ceased to be a director of the Corporation, unless the directors of the Corporation otherwise determine, or, provided the optionee has died and was an employee or director for at least one year following the grant of the options, shall terminate 12 months following the death of the optionee.

Rolling Thunder Options equal to approximately 7.7% of the aggregate number of Rolling Thunder Class A Shares outstanding have been granted to directors, officers, employees and consultants of the Corporation at the exercise prices set out below.  The options will vest as to one-third on each of the first, second and third anniversaries of the date of grant.

Group (# of persons)	# of Rolling Thunder Class A Shares Under Option	Date of Grant	Date of Expiry	Exercise Price	Trading Price
Directors(1) (3)	210,000	June 30, 2005	June 30, 2010	$1.00	N/A
Executive Officers (4)	370,000 50,000 70,000	June 30, 2005 August 4, 2005 September 1, 2005	June 30, 2010 August 4, 2010 September 1, 2010	$1.00 $1.05 $1.20	N/A $1.05 $1.20
Employees and Consultants (2)	110,000 20,000	June 30, 2005 August 4, 2005	June 30, 2010 August 4, 2010	$1.00 $1.05	N/A $1.05
Total	830,000

Notes:

(1)

Excluding directors who are officers of Rolling Thunder.

PROMOTERS OF THE CORPORATION

Peter Bolton, Ken Ellison, Brian Bass and Keith Macdonald may be considered to be the promoters of the Corporation in that they took the initiative in founding and organizing the Corporation.  See "Prior Sales".  The following table represents the Rolling Thunder Class A Shares held, directly or indirectly, or controlled by such promoters:

Promoter	Rolling Thunder Class A Shares/Rolling Thunder Class B Shares Held, Directly or Indirectly, or Controlled	Percentage of Outstanding Rolling Thunder Class A Shares/Rolling Thunder Class B Shares at November 15, 2005 (%)
Peter M.K. Bolton	622,000 / 2,700	5.7 / 0.3
Ken J. Ellison	616,000 / 3,600	5.7 / 0.4
Brian J. Bass	670,000 / 9,000	6.2 / 1.1
Keith E. Macdonald	639,000 / 6,400	5.9 / 0.8

ESCROWED SECURITIES

Pursuant to an agreement dated June 6, 2005 between the Corporation, Olympia Trust Company and certain of the shareholders of the Corporation (including several of the directors, officers and key consultants of the Corporation who hold Rolling Thunder Class A Shares), the following securities of the Corporation are held in escrow:

Designation of Class Held in Escrow	Number of Securities	Percentage of Class
Rolling Thunder Class A Shares	3,600,000	33%

Four million Rolling Thunder Class A Shares were escrowed on June 6, 2005.  Ten (10%) percent of Rolling Thunder Class A Shares subject to such escrow were released upon receipt of notice from the TSX Venture Exchange confirming the listing of the Rolling Thunder Class A Shares on the TSX Venture Exchange on July 7, 2005.  The remaining ninety (90%) percent of such Rolling Thunder Class A Shares will be released from escrow in fifteen per cent (15%) tranches during consecutive six month intervals over a 36 month period following receipt of such notice.  The above escrow release schedule is subject to acceleration in accordance with National Policy 46-201 Escrow for Initial Public Offerings and the policies of the TSX Venture Exchange in the event that the Corporation subsequently meets certain listing requirements.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director, executive officer or other senior officer of Assure, or any associate of any such director or officer is, or has been at any time since the incorporation of Rolling Thunder, indebted to Rolling Thunder nor is, or at any time since the incorporation of Rolling Thunder has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Rolling Thunder.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere herein, none of the directors, officers or principal shareholders of the Corporation, and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects the Corporation, other than the Corporation has entered into the Arrangement Agreement with San Telmo.  Mr. Bass, a director of the Corporation, is president and chief executive officer, a director and minority shareholder of San Telmo.  Mr. Ellison, director and officer of the Corporation, is the president and controlling shareholder of Rolling Thunder Resources Inc., a private holding and geological services company that provides geological and project management services to San Telmo.  Rolling Thunder Resources Inc. is a minority shareholder of San Telmo and has a gross overriding royalty in certain properties owned by San Telmo.  Both Mr. Bass and Mr. Ellison excused themselves from, and did not participate in, any of the deliberations of either board with respect to the Arrangement and certain joint venture and farm-in agreements.

See "Part II – The Arrangement – Background to the Arrangement" in the Information Circular.

There are potential conflicts of interest to which the directors and officers of the Corporation will be subject in connection with the operations of the Corporation.  In particular, certain of the directors and officers of the Corporation are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of the Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation.  See "Directors, Officers and Key Consultants of the Corporation".  Conflicts, if any, will be subject to the procedures and remedies available under the Business Corporations Act (Alberta) (the "ABCA").  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

RISK FACTORS

Exploration, Development and Production Risks

An investment in the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares is speculative due to the nature of the Corporation's involvement in the exploration, development and production of oil and natural gas and its present stage of development.

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by the Corporation will result in new discoveries of oil or natural gas in commercial quantities.  It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The Corporation currently has a limited number of specific identified exploration or development prospects.  Management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards and their past practices.  The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves.  No assurance can be given that the Corporation will be able to locate satisfactory properties for acquisition or participation.  Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.  While the Corporation has established a set of criteria with respect to participations and acquisitions, see "Business of the Corporation – General", investors are advised that a substantial amount of the proceeds to be raised herein will be spent on properties which are not yet identified.  In this regard, the Corporation has not entered into any contracts relating to the acquisition or participation in any properties other than as set forth herein nor have any letters of intent been executed.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.  Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.  In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells.  These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.  While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills.  Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Insurance

The Corporation's involvement in the exploration for and development of oil and gas properties may result in the Corporation becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards.  Although the Corporation will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons.  The payment of such uninsured liabilities would reduce the funds available to the Corporation.  The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Corporation.  World prices for oil and natural gas have fluctuated widely in recent years.  Any material decline in prices could result in a reduction of net production revenue.  Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of the Corporation's oil and gas reserves.  The Corporation might also elect not to produce from certain wells at lower prices.  All of these factors could result in a material decrease in the Corporation's future net production revenue, causing a reduction in its oil and gas acquisition and development activities.  In addition, bank borrowings available to the Corporation are in part determined by the borrowing base of the Corporation.  A sustained material decline in prices from historical average prices could limit or reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation, and could require that a portion of any existing bank debt of the Corporation be repaid.

In addition to establishing markets for its oil and natural gas, the Corporation must also successfully market its oil and natural gas to prospective buyers.  The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control.  The Corporation will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by the Corporation.  The ability of the Corporation to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets.  The Corporation will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.  The Corporation has limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements; Liquidity

The Corporation anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future.  If the Corporation's revenues or reserves decline, the Corporation may have limited ability to expend the capital necessary to undertake or complete future drilling programs.  There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation.  Moreover, future activities may require the Corporation to alter its capitalization significantly.  The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Competition

The Corporation actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Corporation.  The Corporation's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive.  The Corporation's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Corporation.

Certain of the Corporation's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Corporation's ability to sell or supply oil or gas to these customers in the future.  The Corporation's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and municipal laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations.  The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Corporation to incur costs to remedy such discharge.  No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects.

Reserve Replacement

The Corporation's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the Corporation successfully acquiring or discovering new reserves.  Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited.  A future increase in the Corporation's reserves will depend not only on the Corporation's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects.  There can be no assurance that the Corporation's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

The Corporation may not be the operator of certain oil and gas properties in which it acquires an interest.  To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators.  In addition, the success of the Corporation will be largely dependent upon the performance of its management and key employees.  The Corporation does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the Corporation.

Corporate Matters

To date, the Corporation has not paid any dividends on its outstanding Rolling Thunder Class A Shares or Rolling Thunder Class B Shares and does not anticipate the payment of any dividends on its Rolling Thunder Class A Shares or its Rolling Thunder Class B Shares for the foreseeable future.  Certain of the directors and officers of the Corporation are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of the Corporation and as officers and directors of such other companies.  Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the ABCA.

Permits and Licenses

The operations of the Corporation may require licenses and permits from various governmental authorities.  There can be no assurance that the issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times.  From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities.  Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.  If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production.  If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on favourable terms.

Issuance of Debt

From time to time, the Corporation may enter into transactions to acquire assets or the shares of other corporations.  These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards.  Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur.  The level of the Corporation's indebtedness from time to time could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Availability of Drilling Equipment and Access Restrictions

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities.

Kyoto Protocol

The Kyoto Protocol came into force on February 16, 2005.  Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases".  The Corporation's exploration and production facilities and other operations and activities will emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases.  The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for the various industrial activities, including oil and gas exploration and production.  Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity with the Corporation's operations and facilities.  The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government.  Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry.  All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted.

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government.  It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different than they would affect other oil and gas companies of similar size.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil.  The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance.  Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the NEB.  Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers.  Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada.  Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the NEB and the Government of Canada.  Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order.  Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico.  NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement.  In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply.  All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes.  NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of oil and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee.  Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the Alberta Mines and Minerals Act provide various incentives for exploring and developing oil reserves in Alberta.  Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction.  A 8,000 m3 exemption is available to production from a qualifying well that has not produced for a 24 month period, if resuming production after February 1, 1993.  As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million).  Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.  The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%.  The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price.  Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount.  Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and gas production against the royalties payable to the Crown by virtue of the ARTC program.  The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per m3, and 25%, at prices above $210 per m3.  The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers.  Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC.  The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Producers of oil and natural gas in the province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively.  The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil.  Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production.  The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price.  The minimum royalty on production of natural gas can range from 5% to 15% depending on the character of the natural gas.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by the Corporation to the provincial governments.  In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.  Both of these incentives have the effect of increasing the net income of the Corporation.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments.  Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments.  Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Canadian Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation.  Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations.  In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities.  A breach of such legislation may result in the imposition of fines and penalties.

In Alberta, environmental compliance has been governed by the AEPEA since September 1, 1993.  In addition to replacing a variety of older statutes which related to environmental matters, AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

British Columbia's Environmental Assessment Act became effective June 30, 1995.  This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Hudson & Company LLP, Chartered Accountants, 300, 625 – 11th Avenue S.W., Calgary, Alberta, T2R 0E1.

Olympia Trust Company, at its principal offices in Calgary is the registrar and transfer agent for the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Rolling Thunder by Bennett Jones LLP and by Dorsey & Whitney LLP.  As at the date hereof, the partners and associates of Bennett Jones LLP and the partners and associates of Dorsey & Whitney LLP each hold less than 1% of the outstanding Rolling Thunder Class A Shares and Rolling Thunder Class B Shares.

MATERIAL CONTRACTS

Except for contracts entered into by Rolling Thunder in the ordinary course of business, the only material contracts entered into, or to be entered into, by Rolling Thunder within the two years immediately prior to the date hereof which can reasonably be regarded as being presently material to Rolling Thunder are the following:

1.

the Participation Agreement and Reciprocal Participation Agreement with San Telmo, as more particularly described under "Statement of Reserves and Other Information – Oil and Gas Properties and Wells – San Telmo Joint Venture";

2.

the San Telmo Farm-In Agreements, as more particularly described under "Statement of Reserves and Other Information – Oil and Gas Properties and Wells – San Telmo Joint Venture";

3.

the Teepee Creek Farm-In Agreement, as more particularly described under "Statement of Reserves and Other Information – Oil and Gas Properties and Wells – Other Farm-Ins and Opportunities;

4.

the escrow agreement among the Corporation, Olympia Trust Company and certain shareholders of the Corporation, as more particularly described under "Escrowed Securities"; and

5.

Arrangement Agreement dated November 14, 2005.  See "Part III – The Arrangement" of the Information Circular.

Copies of these agreements will be available for inspection at the offices of Rolling Thunder, 1130, 144-4th Avenue S.W., Calgary, Alberta, T2P 3N4 during normal business hours during the course of the distribution and for a period of 30 days thereafter.

LEGAL PROCEEDINGS

There are no legal proceedings material to Rolling Thunder pending to which Rolling Thunder is subject, nor are any such proceedings known to be contemplated.

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